April 16, 2025

VIA EDGAR

Ms. Anu Dubey
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-4720

Re:    American Century ETF Trust (the “Registrant”)
    File Nos. 333-221045; 811-23305

Dear Ms. Dubey:

Please find below our response to the comments that you provided on April 15, 2025, regarding the Registrant’s preliminary proxy statement on Schedule 14A, filed April 10, 2025. For your convenience, we restate your comments prior to our responses.

Comment: Please note that preliminary proxy statements should be marked as “Preliminary Copies.” See Rule 14a-6(e).
Response: The Registrant acknowledges this comment.
Comment: In the “Understand and Vote Your Proxy” letter, you state: “Therefore, reclassifying the Fund as a non-diversified fund could offer more flexibility to the investment team, which the investment team believes may ultimately benefit shareholders.” Please also note here the presence of additional risks of a non-diversified fund, including that the fund can be more exposed to a small number of issuers. Please apply this comment to the same sentence elsewhere in the proxy statement.
Response: We have added the following disclosure after this sentence: “There may also be additional risks for a non-diversified fund, including that the fund may invest a greater percentage of assets in a smaller number of issuers than a diversified fund, thereby increasing exposure to changes in the price of the securities of such issuers.” We have also added this disclosure after the corresponding sentences in the “IMPORTANT NEWS FOR SHAREHOLDERS” section and the end of the “Q. Why am I being asked to approve the reclassification of the Fund from diversified to non-diversified?” section.
Comment: In the answer to “Q. Will the Fund’s risk profile increase if it is reclassified as non-diversified under the Investment Company Act?” please add “Yes” before the first sentence.
Response: We made the requested change.

Comment: In the answer to “Q. When is the special meeting? Who can vote?” please clarify what it means for fractional dollars to vote proportionally.
Response: We added the following sentence to the end of the paragraph: “For example, a shareholder whose shares represent $100.50 of net asset value would be entitled to 100.5 votes.”
Comment: In the “Voting Rights and Required Votes” section, please remove disclosure stating that broker non-votes are counted as present for quorum purposes. Instead disclose that if a beneficial owner does not provide voting instructions to its broker, the broker is not permitted to give a proxy with respect to such shares, and accordingly such shares will not count as present for quorum purposes. Please also revise the next sentence to reflect revised disclosure.
Response: We have revised this disclosure to read as follows:
Shares as to which properly executed proxies are returned but that are marked “abstain” will also be counted as present for the purposes of determining a quorum. However, abstentions will have the effect of a “no” vote for purposes of obtaining the requisite approval of the Proposal. In contrast, proxies to which a broker-dealer has declined to vote on any proposal (“broker non-votes”) will not be treated as votes present at the meeting and will not be treated as votes cast at such meeting. “Broker non-votes,” therefore: (i) will not be included for purposes of determining whether a quorum is present; and (ii) will have no effect for purposes of obtaining the requisite approval of the Proposal.

If you have any questions regarding the above responses, please contact the undersigned at evan_johnson@americancentury.com or 816-340-3267.

Sincerely,

/s/ Evan C. Johnson
Evan C. Johnson
Assistant Vice President